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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                  ISOMET CORP.
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                                (Name of Issuer)


                         COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)


                                  464893-10-6
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                                 (CUSIP Number)


         Mr. Henry Zenzie, 28 Audubon Lane, Princeton, New Jersey 08540
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 5, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES
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                                  SCHEDULE 13D

CUSIP NO. 464893-10-6                                         PAGE 2 OF 5 PAGES
         ---------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry Zenzie - ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                       498,640 (See Footnote 1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       498,640 (See Footnote 1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         6,200
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       504,840
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.19% (See Footnote 2)
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------
 1 Includes 18,612 shares Mr. Zenzie has a right to acquire within 60 days and 15,000 shares which Mr. Zenzie has been granted an option to purchase on August 5, 1999.

 2  Based on an aggregate of 1,927,590 Shares outstanding on April 15, 1999.

                                                               PAGE 3 OF 5 PAGES


Item 1.  Security and Issuer.

         Title of Class of Securities:
         Common Stock, $1.00 par value (the "Securities")

         Address of Issuer.  Principal Executive Offices:
            ISOMET CORP.
            5263 Port Royal Road
            Springfield, VA 22151

Item 2.  Identity and Background:

                  (a)  The person filing this Schedule 13D is Henry Zenzie.

                  (b) Mr. Zenzie's address is: 28 Audubon Lane, Princeton, NJ 08540.

                  (c) Mr. Zenzie is President and a Director of ISOMET CORP., 5263 Port Royal Road, Springfield, VA 22151.

                  (d) During the past five years, Mr. Zenzie has not been convicted in a criminal proceeding.

                  (e) During the past five years, Mr. Zenzie has not been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from mandating activities subject to federal or state securities laws, or finding any such persons in violation of such laws.

                  (f)  Mr. Zenzie is a citizen of the United States of America.

Henry Zenzie hereby amends his statement on Schedule 13D dated June 2, 1979 and amended as of November 8, 1979, October 12, 1984, August 4, 1992 and June 2, 1992 with respect to the common stock of Isomet Corp ("Isomet") as follows:

Item 3.  Source and Amount of Funds or Other Consideration:

         The source and amount of funds for the acquisition reported by Mr. Zenzie was $42,249.90 of personal funds for the purchase of additional shares of Common Stock. In August, 1999, Mr. Zenzie was granted an option to purchase 15,000 shares of Common Stock pursuant to the 1992 Isomet Corporation Incentive Stock Option Plan at an exercise price of $2.00 per share. The options vest one-third on each of August 5, 2000, August 5, 2001 and August 5, 2002.

Item 4.  Purpose of Transaction:

         Item 4 is hereby amended to include the following:

         The purpose of the transactions on August 13, 1999, August 16, 1999 and August 18, 1999 were the acquisition of additional shares in Isomet for Mr. Zenzie's personal account. Pursuant to a Unanimous Written Consent of the Board of Directors of Isomet, Mr. Zenzie was granted an option to purchase 15,000 shares of Common Stock pursuant to the 1992 Isomet Corporation Incentive Stock Option Plan on August 5, 1999.

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                                                               PAGE 4 OF 5 PAGES


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to include the following:

         Following the purchase of 20,000 shares of Isomet common stock in August, 1999, the aggregate number of shares beneficially owned by Mr. Zenzie is 471,228 shares of Common Stock, representing 24.46% of the outstanding shares, based on an aggregate of 1,927,590 shares of common stock of Isomet outstanding as of April 15, 1999. Neither the 18,612 shares which Mr. Zenzie has a right to acquire nor the options to purchase 15,000 shares of Common Stock which were granted to Mr. Zenzie on August 5, 1999 are included in the 471,228 shares of Common Stock beneficially owned by Mr. Zenzie.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

         No new items to report.

Item 7.  Materials to be Filed as Exhibits.

         None.

                                                               PAGE 5 OF 5 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

Date: September 10, 1999


 /s/ Henry Zenzie
------------------------------
Henry Zenzie, President